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SEC FILE NUMBER
8-66069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VCS VENTURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 BROADWAY, SUITE 1502
(No. and Street)

New York	NY	10006-3201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman Goldberg & Hymowitz LLP
(Name – if individual, state last, first, and middle name)

595 Stewart Ave	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

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OATH OR AFFIRMATION

I, John Stalanski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VCS VENTURE SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF COMPLIANCE OFFICER

Christina Marie Volpe

Notary Public

CHRISTINA MARIE VOLPE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VO6344345
Qualified in Queens County
Commission Expires June 27, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as*

VCS VENTURE SECURITIES LLC
(formerly Primary Capital, LLC)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-66069

YEAR ENDED DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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VCS Venture Securities LLC
(formerly Primary Capital, LLC)
December 31, 2023

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Table of Contents

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LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of VCS Venture Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VCS Venture Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of VCS Venture Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of VCS Venture Securities LLC's management. Our responsibility is to express an opinion on VCS Venture Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VCS Venture Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as VCS Venture Securities LLC's auditor since January 2024.

Garden City, New York

March 28, 2024

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Financial Condition
December 31, 2023

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Assets		
Cash	$	283,936
Advances receivable		14,852
Prepaid expenses		62,534
Deposit with broker		50,000
Due from broker		103,241
Security deposit		13,668
Total Assets	$	528,231
Liabilities and Members' Equity		
Commission payable	$	246,647
Accounts payable and accrued expenses		74,424
Total Liabilities		321,071
Members' Equity		207,160
Total Liabilities and Members' Equity	$	528,231

See Accompanying Notes to Financial Statements.

1. NATURE OF BUSINESS

VCS Venture Securities LLC (the “Company”, formerly known as Primary Capital, LLC) is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). As of July 14, 2022, Leo Capital Markets, LLC, the Company’s single member parent company, sold a twenty percent (20%) interest in the Company to New Age Capital Management, LLC (NACM). The member interests purchase agreement further provides that NACM shall purchase the remaining interests, subject to FINRA approval, upon reaching certain trigger events. Such trigger events have not yet occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented using the accrual basis of accounting in according with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. At December 31, 2023, the Company had $33,936 of cash balances in excess of the federally insured limits.

Revenue Recognition

The Financial Accounting Standards Board (“FASB”) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under the General Accepted Accounting Principal in the United States of America (“GAAP”) (FASB Accounting Standards Codification 606 (“ASC 606”)). The Company adopted this standard on January 1, 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)
The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking and Placement Income
The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a placement agent or solely as a finder. Other services the Company provides to clients are merger and acquisition related placement services, due diligence and capital raising.

Other Income
The Company charges its clients an annual fee per account to cover administrative costs associated with the clients' trading accounts.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts, if deemed necessary. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2023, there is no balance for allowance for doubtful accounts deemed necessary by the Company.

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical securities

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The estimated fair value of certain financial instruments, including cash, advances receivable, due from broker, clearing broker deposit and commission payable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. There are no securities owned by the Company on December 31, 2023.

Income Taxes

The Company is a LLC, treated as partnership for tax purpose, and accordingly, the Company will file a Federal and state income tax return whereby all components of revenue and expense will be allocated to the members and any income taxes due will be the responsibility of each member.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Leases

The Company leases office space under a short term lease. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 month or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

New Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company’s financial position, operating results or financial statement disclosures.

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3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2023 and March 28, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

In February 2024, the Company's lease has been extended commencing March 1, 2024 for a twelve month period ending February 28, 2025.

4. DUE FROM CLEARING BROKER

At December 31, 2023, the amount due from the Company's clearing broker consists of net commissions receivable of $103,241.

5. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2023 the Company had regulatory net capital of $116,106, which was exceeded by net capital requirements by $94,701. The Company's ratio of aggregate indebtedness to net capital was 2.77 to 1.00.

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In the opinion of management, actions when ultimately concluded and determined will not have a material adverse effect on results of operations or the financial condition of the Company.

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